TO BE UPDATED WITH INFORMATION FROM MFS BOARD GROUP

The sole shareholder of MFS Floating Rate High Income Fund, a series of MFS Series Trust X ("the Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on January 4, 2005, to approve the following matters:

(1) That the terms of the Investment Advisory Agreement dated January 1, 2002, as amended June 28, 2002 and September 20, 2004, by and between the Trust on behalf of MFS Floating Rate High Income Fund; and

(2) The selection of Deloitte & Touche, LLP, independent registered public accountants.



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